NORSAT ANNOUNCES APPOINTMENT OF MARGARET GOOD TO ITS BOARD OF DIRECTORS

- Ms. Good to be Chair of the Audit Committee -

Vancouver, British Columbia – May 7, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that Margaret Good has been appointed to its Board of Directors effective immediately. Ms. Good will be the Chair of the Audit Committee, replacing Mr. James Sharpe, who recently resigned his position.

Ms. Good is a Chartered Accountant based in North Vancouver, British Columbia with over 20 years of experience in financial operations. Margaret currently manages her own consulting firm called Sagebrush Consulting Ltd., working with a variety of clients large and small, to improve financial processes and systems to enable organizations to enhance management’s control and financial oversight of operations. She has provided guidance to her clients in such areas as systems implementations, internal control and process improvements, financial reporting improvements, identification of revenue opportunities, planning and strategic development and people development. Prior to establishing Sagebrush, Margaret worked in managerial positions in a variety of industries including Controller of Citiwest Development Corp., Hudd Distribution Canada Inc. and Durand Raute Industries Ltd. Margaret also served as Manager of Continuing Improvement and Financial Reporting for Versacold Corp., at the time a TSE listed public company; Vancouver Port Authority; Rarotongan Resort Hotel, where she reported in part to the Minister of National Development for the government of the Cook Islands; and at various Sheraton Pacific Hotels. Margaret earned a Bachelor of Commerce, Accounting and Information Management Systems from the University of British Columbia and is a member of the Institute of Chartered Accountants of British Columbia.

“On behalf of the Board, I personally would like to welcome Margaret to the Norsat team, while at the same time thank Jim for his time and dedication of the years,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “Margaret is a Chartered Accountant with over 20 years of experience in the financial operations of private and publicly traded companies. She is proficient in internal control and process improvement, currently manages her own consulting firm and has hands on experience in managerial roles in both small and large organizations. I believe her experience will be an asset to our Company and I’m glad to have her aboard.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2845

 Email: achan@norsat.com

Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

 (212)370-4500; (212) 370-4505(Fax)

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended March 31, 2010, and the Management Discussion and Analysis for the quarter ended March 31, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.